Exhibit 99.1

InterCure Receives Nasdaq Notification Regarding Minimum Bid Requirement

NEW YORK and HERZLIYA, Israel, March 3, 2026 - InterCure Ltd. (Nasdaq: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced that on February 25, 2026 the Company received a written notice (the “Notice”) from the Nasdaq Stock Market LLC indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(2), as the Company’s closing bid price for its ordinary shares, or Ordinary Shares, was below $1.00 per share for the last 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a 180-calendar day compliance period, or until August 24, 2026, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Ordinary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

If the Company is not in compliance by August 24, 2026, the Company expects to be eligible for an additional 180-calendar day compliance period. To qualify for this additional time, the Company will be required to submit a transfer application and meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and to provide written notice of its intention to cure the deficiency during such period.

The Company currently intends monitor the closing price of its Ordinary Shares and to consider effecting a reverse share split, subject to obtaining all required corporate and regulatory approvals, as part of its plan to regain compliance with the minimum bid price requirement, and believes that this measure, together with its ongoing business and strategic initiatives, will support the restoration of compliance within the applicable timeframe. The Company’s Ordinary Shares will continue to be listed and trade on the Nasdaq Global Market during this period, and are unaffected by the receipt of the written notice from Nasdaq.

If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (Nasdaq: INCR) (TASE: INCR) is the leading, profitable, and one of the fastest growing cannabis companies outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Forward-Looking Statements

This press release contains forward-looking statements pursuant to U.S. federal securities laws. Forward-looking statements may include, but are not limited to, statements regarding the Company’s ability to regain compliance with Nasdaq’s minimum bid price requirement, the timing and potential effectiveness of any actions the Company may undertake to cure such deficiency, including the implementation of a reverse share split, and other statements that are not historical facts. These forward-looking statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions, and are based on current expectations, assumptions and assessments of the Company’s management in light of its experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others, the Company’s ability to meet Nasdaq’s continued listing requirements, obtain required approvals for any corporate actions, including a reverse share split, market conditions, and other factors beyond the Company’s control. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and in other filings that the Company has made and may make with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co